UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Banc of California, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

05990K106

(CUSIP Number)

CHRISTOPHER S. KIPER LEGION PARTNERS ASSET MANAGEMENT, LLC 9401 Wilshire Blvd, Suite 705 Beverly Hills, CA 90212 (310) 729-8588	KIMBERLY MCDONNELL CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM 100 Waterfront Place, MS 04 West Sacramento, CA 95605 (916) 414-7551

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

April 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05990K106	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSON Legion Partners, L.P. I
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 935,812
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 935,812

11.	935,812
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.85%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 05990K106	13D	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSON Legion Partners Special Opportunities, L.P. I
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,308,449
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,308,449

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,449
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.59%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 05990K106	13D	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Legion Partners, L.P. II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 46,148
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 46,148

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 05990K106	13D	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Legion Partners Special Opportunities, L.P. V
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 149,138
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 149,138

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,138
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 05990K106	13D	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Legion Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,439,547
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,439,547

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,439,547
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.82%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 05990K106	13D	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Legion Partners Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,439,547
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,439,547

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,439,547
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.82%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 05990K106	13D	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Legion Partners Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,439,751
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 2,439,751

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,439,751
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.82%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 05990K106	13D	Page 9 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chirstopher S. Kiper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,439,751
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,439,751

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,439,751
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.82%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 05990K106	13D	Page 10 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raymond T. White
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,439,751
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,439,751

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,439,751
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.82%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 05990K106	13D	Page 11 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) California State Teachers’ Retirement System
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California Government Pension Plan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 66,218
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 66,218
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,218
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. 05990K106	13D	Page 12 of 13 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”). This Amendment No. 4 amends the schedule 13D as specifically set forth herein.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special I, Legion Partners Special V, Legion Partners Holdings, and CalSTRS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 935,812 Shares owned directly by Legion Partners I is approximately $15,362,659, including brokerage commissions. The aggregate purchase price of the 46,148 Shares owned directly by Legion Partners II is approximately $711,494, including brokerage commission. The aggregate purchase price of the 1,308,449 Shares owned directly by Legion Partners Special I is approximately $23,589,897, including brokerage commissions. The aggregate purchase price of the 149,138 Shares owned directly by Legion Partners Special V is approximately $2,285,276, including brokerage commissions. The aggregate purchase price of the 204 Shares owned directly by Legion Partners Holdings is approximately $3,108, including brokerage commissions. The aggregate purchase price of the 66,218 Shares owned directly by CalSTRS is approximately $941,608, including brokerage commissions.

Item 5.  Interest in Securities of the Issuer.

Item 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 50,591,369 Shares outstanding as of February 21, 2018, which is the total number of Shares outstanding as reported in the Issuer’s most recent Form 10-K.

Legion Partners I

(a)	As of the close of business on April 26, 2018, Legion Partners I beneficially owned 935,812 Shares.

Percent of class: 1.85%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 935,812.

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 935,812.

(c)	Transactions in the Shares by Legion Partners I in the last 60 days are disclosed in Schedule A and incorporated herein by reference.

Legion Partners II

(a)	As of the close of business on April 26, 2018, Legion Partners II beneficially owned 46,148 Shares.

Percent of class: Less than 1%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 46,148.

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 46,148.

(c)	Transactions in the Shares by Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

Legion Partners Special I

(a)	As of the close of business on April 26, 2018, Legion Partners Special I beneficially owned 1,308,449 Shares.

Percent of class: 2.59%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 1,308,449.

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 1,308,449.

(c)	Transactions in the Shares by Legion Partners Special I in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

Legion Partners Special V

(a)	As of the close of business on April 26, 2018, Legion Partners Special V beneficially owned 149,138 Shares.

Percent of class: Less than 1%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 149,138.

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 149,138.

(c)	Transactions in the Shares by Legion Partners Special V in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

Legion Partners, LLC

(a)	As the general partners of each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Special V, Legion Partners, LLC may be deemed the beneficial owners of the (i) 935,812 Shares beneficially owned by Legion Partners I, (ii) 46,148 Shares beneficially owned by Legion Partners II, (iii) 1,308,449 Shares beneficially owned by Legion Partners Special I and (iv) 149,138 Shares beneficially owned by Legion Partners Special V.

Percent of class: 4.82%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 2,439,547.

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 2,439,547.

(c)	Legion Partners, LLC has not entered into any transactions in the last 60 days.

Legion Partners Asset Management

(a)	As the investment adviser to each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Special V, Legion Partners Asset Management may be deemed the beneficial owners of the (i) 935,812 Shares beneficially owned by Legion Partners I, (ii) 46,148 Shares beneficially owned by Legion Partners II, (iii) 1,308,449 Shares beneficially owned by Legion Partners Special I and (iv) 149,138 Shares beneficially owned by Legion Partners Special V.

Percent of class: 4.82%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 2,439,547.

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 2,439,547.

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares in the last 60 days.

Legion Partners Holdings

(a)	As of the close of business on April 26, 2018, Legion Partners Holdings directly owned 204 Shares. As the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owners of the (i) 935,812 Shares beneficially owned by Legion Partners I, (ii) 46,148 Shares beneficially owned by Legion Partners II, (iii) 1,308,449 Shares beneficially owned by Legion Partners Special I and (iv) 149,138 Shares beneficially owned by Legion Partners Special V.

Percent of class: 4.82%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 2,439,751.

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 2,439,751.

(c)	Legion Partners Holdings has not entered into any transactions in the Shares in the last 60 days.

 Messrs. Kiper and White

(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owners of the (i) 935,812 Shares beneficially owned by Legion Partners I, (ii) 46,148 Shares beneficially owned by Legion Partners II, (iii) 1,308,449 Shares beneficially owned by Legion Partners Special I, (iv) 149,138 Shares beneficially owned by Legion Partners Special V and (v) 204 Shares beneficially owned by Legion Partners Holdings.

Percent of class: 4.82%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 2,439,751 .

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 2,439,751.

(c)	None of Messrs. Kiper or White has entered into any transactions in the Shares in the last 60 days.

CalSTRS

(a)	As of the close of business on April 26, 2018, CalSTRS beneficially owned 66,218 Shares.

Percent of class: Less than 1%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 66,218.

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 66,218.

	(iv)	Shared power to dispose or to direct the disposition of 0.

(c)	The transactions in the Shares by CalSTRS in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herin that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) As of April 26, 2018, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in Item 5 is hereby incorporated by reference in this Item 6.

CUSIP No. 05990K106	13D	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Legion Partners, L.P. I

By: /s/ Christopher S. Kiper Name: Christopher S. Kiper Title: Managing Member
Legion Partners, L.P. II
By: /s/ Christopher S. Kiper Name: Christopher S. Kiper Title: Managing Member
Legion Partners Special Opportunities, L.P. I
By: /s/ Christopher S. Kiper Name: Christopher S. Kiper Title: Managing Member
Legion Partners Special Opportunities, L.P. V
By: /s/ Christopher S. Kiper Name: Christopher S. Kiper Title: Managing Member
Legion Partners, LLC
By: /s/ Christopher S. Kiper Name: Christopher S. Kiper Title: Managing Member
Legion Partners Asset Management, LLC
By: /s/ Christopher S. Kiper Name: Christopher S. Kiper Title: Managing Member
Legion Partners Holdings, LLC
By: /s/ Christopher S. Kiper Name: Christopher S. Kiper Title: Managing Member

By: /s/ Christopher S. Kiper Name: Christopher S. Kiper

By: /s/ Raymond T. White Name: Raymond T. White
CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM
By: /s/ Kimberly McDonnell Name: Kimberly McDonnell Title: Associate Portfolio Manager Investment Compliance Ethics and Reporting

Schedule A
Transactions in the Shares in the Last 60 Days

Legion Partners, L.P. I

							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost

BANC	BANC Mar $20 C	SHORT	3/5/18		-123	$0.70	$128	($8,482.15)
BANC	BANC Mar $20 C	SHORT	3/6/18		-284	$0.70	$295	($19,584.80)
BANC	BANC Mar $20 C	SHORT	3/7/18		-268	$0.71	$279	($18,682.43)
BANC	BANC	SELL	3/7/18	7,685		$20.72	$234	$158,978.22
BANC	BANC Mar $20 C	SHORT	3/8/18		-11	$0.72	$11	($776.27)
BANC	BANC	SELL	3/8/18	154		$20.70	$5	$3,183.10
BANC	BANC	SELL	3/9/18	20,909		$20.61	$642	$430,279.71
BANC	BANC Mar $20 C	SHORT	3/12/18		-19	$0.75	$20	($1,405.24)
BANC	BANC	SELL	3/12/18	19,212		$20.70	$591	$397,172.78
BANC	BANC	SELL	3/12/18	3,305		$20.83	$35	$68,791.99
BANC	BANC	SELL	3/13/18	26,896		$21.14	$282	$568,181.00
BANC	BANC	SELL	3/13/18	70,500		$20.00	$58	$1,409,942.35
BANC	BANC	SELL	3/13/18	2,900		$21.00	$26	$60,873.66
BANC	BANC	SELL	3/14/18	7,451		$21.06	$78	$156,860.78
BANC	BANC	SELL	3/15/18	4,771		$21.02	$50	$100,248.79
BANC	BANC	SELL	4/23/18	9,439		$19.02	$99	$179,452.01
BANC	BANC	SELL	4/24/18	12,735		$19.14	$133	$243,635.29

Legion Partners Special Opportunities, L.P. I

							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost

BANC	BANC Mar $20 C	SHORT	3/5/18		-173	$0.70	$180	($11,930.18)
BANC	BANC Mar $20 C	SHORT	3/6/18		-396	$0.70	$412	($27,308.38)
BANC	BANC Mar $20 C	SHORT	3/7/18		-375	$0.71	$390	($26,141.45)
BANC	BANC	SELL	3/7/18	10,718		$20.72	$327	$221,721.35
BANC	BANC Mar $20 C	SHORT	3/8/18		-17	$0.72	$18	($1,199.70)
BANC	BANC	SELL	3/8/18	214		$20.70	$7	$4,423.27
BANC	BANC	SELL	3/9/18	29,157		$20.61	$894	$600,014.68
BANC	BANC Mar $20 C	SHORT	3/12/18		-27	$0.75	$28	($1,996.93)
BANC	BANC	SELL	3/12/18	26,790		$20.70	$822	$553,835.96
BANC	BANC	SELL	3/12/18	4,608		$20.83	$48	$95,913.30
BANC	BANC	SELL	3/13/18	37,507		$21.14	$393	$792,339.56
BANC	BANC	SELL	3/13/18	98,800		$20.00	$71	$1,975,929.35
BANC	BANC	SELL	3/14/18	10,390		$21.06	$109	$218,733.53
BANC	BANC	SELL	3/15/18	6,653		$21.02	$70	$139,793.59
BANC	BANC	SELL	4/23/18	13,197		$19.02	$138	$250,898.20
BANC	BANC	SELL	4/24/18	17,807		$19.14	$186	$340,668.52

Legion Partners, L.P. II

							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost

BANC	BANC Mar $20 C	SHORT	3/5/18		-6	$0.70	$6	($413.76)
BANC	BANC Mar $20 C	SHORT	3/6/18		-14	$0.70	$15	($965.44)
BANC	BANC Mar $20 C	SHORT	3/7/18		-13	$0.71	$14	($906.23)
BANC	BANC	SELL	3/7/18	378		$20.72	$12	$7,819.61
BANC	BANC Mar $20 C	SHORT	3/8/18		-1	$0.72	$1	($70.56)
BANC	BANC	SELL	3/8/18	8		$20.70	$0	$165.35
BANC	BANC	SELL	3/9/18	1,027		$20.61	$31	$21,134.55
BANC	BANC Mar $20 C	SHORT	3/12/18		-1	$0.75	$1	($73.95)
BANC	BANC	SELL	3/12/18	162		$20.83	$2	$3,371.95
BANC	BANC	SELL	3/12/18	944		$20.70	$34	$19,510.70
BANC	BANC	SELL	3/13/18	1,321		$21.14	$14	$27,906.27
BANC	BANC	SELL	3/13/18	3,500		$20.00	$27	$69,973.36
BANC	BANC	SELL	3/14/18	366		$21.06	$4	$7,705.14
BANC	BANC	SELL	3/15/18	234		$21.02	$2	$4,916.83
BANC	BANC	SELL	4/23/18	465		$19.02	$5	$8,840.11
BANC	BANC	SELL	4/24/18	628		$19.14	$7	$12,014.36

Legion Partners Special Opportunities, L.P. V

							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost

BANC	BANC Mar $20 C	SHORT	3/5/18		-20	$0.70	$21	($1,379.20)
BANC	BANC Mar $20 C	SHORT	3/6/18		-45	$0.70	$47	($3,103.22)
BANC	BANC Mar $20 C	SHORT	3/7/18		-43	$0.71	$45	($2,997.54)
BANC	BANC	SELL	3/7/18	1,222		$20.72	$37	$25,279.29
BANC	BANC Mar $20 C	SHORT	3/8/18		-2	$0.72	$2	($141.13)
BANC	BANC	SELL	3/8/18	24		$20.70	$1	$496.06
BANC	BANC	SELL	3/9/18	3,324		$20.61	$101	$68,404.34
BANC	BANC Mar $20 C	SHORT	3/12/18		-3	$0.75	$3	($221.88)
BANC	BANC	SELL	3/12/18	525		$20.83	$6	$10,927.62
BANC	BANC	SELL	3/12/18	3,054		$20.70	$98	$63,131.62
BANC	BANC	SELL	3/13/18	4,276		$21.14	$45	$90,330.98
BANC	BANC	SELL	3/13/18	11,300		$20.00	$30	$225,969.77
BANC	BANC	SELL	3/14/18	1,184		$21.06	$12	$24,925.94
BANC	BANC	SELL	3/15/18	758		$21.02	$8	$15,927.18
BANC	BANC	SELL	4/23/18	1,504		$19.02	$16	$28,593.68
BANC	BANC	SELL	4/24/18	2,030		$19.14	$21	$38,836.25

CalSTRS

							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost

BANC	BANC	SELL	2/26/18	1,231		$20.50	$0	$25,236
BANC	BANC	BUY	2/26/18	1,231		$20.50	$0	$25,236
BANC	BANC	SELL	2/27/18	1,231		$20.44	$13	$25,150
BANC	BANC	BUY	3/16/18	250		$20.35	$0	$5,088